
03023820

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________


PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

Commission file number: 000-22608

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

FFLC Bancorp, Inc.
800 North Boulevard West
Leesburg, Florida 34749-0420

REQUIRED INFORMATION

Items 1-3. The First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit 23.1 Consent of Hacker, Johnson & Smith PA
Exhibit 99.0 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PLAN FINANCIALS

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN (EIN 59-0323823)

Leesburg, Florida

Audited Financial Statements
At December 31, 2002 and 2001 and for the Year Ended December 31, 2002
and Supplemental Schedule at December 31, 2002

(Together with Independent Auditors' Report)

Independent Auditors' Report

The Plan Sponsor
First Federal Savings Bank of Lake County
Employee Stock Ownership and 401(k) Plan
Leesburg, Florida:

We have audited the accompanying statements of net assets available for benefits of the First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

HACKER, JOHNSON& SMITH PA
Orlando, Florida
April 4, 2003

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	At December 31,	
	2002	2001
Assets		
Investments, at fair value:		
Shares of FFLC Bancorp, Inc. common stock:		
ESOP Fund (356,161 shares in 2002 and 366,928 shares in 2001)	$ 10,531,681	7,613,756
Employer Stock Fund (3,288 shares in 2002 and 1,617 shares in 2001)	97,226	33,553
Total common stock	10,628,907	7,647,309
Mutual funds	1,934,481	1,511,486
Participant loans	47,587	22,821
Total investments	12,610,975	9,181,616
Cash, money-market mutual funds and other receivables	168,626	11,714
Employer contributions receivable	87,090	62,577
Total assets	12,866,691	9,255,907
Less: Plan liabilities	(10,442)	(13,516)
Net assets available for benefits	$ 12,856,249	9,242,391

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 3,033,384
Interest and dividends	209,590
Total investment income	3,242,974
Contributions:	
Participant deferrals	320,361
Employer contributions	673,428
Participant rollovers	5,034
Total contributions	998,823
Total additions	4,241,797
Deductions from net assets attributed to:	
Benefits paid to participants	(567,266)
Administrative fees	(60,673)
Total deductions	(627,939)
Net increase	3,613,858
Net assets available for benefits:	
Beginning of year	9,242,391
End of year	$ 12,856,249

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Notes to Financial Statements

December 31, 2002 and 2001 and the Year Ended December 31, 2002

(1) Description of the Plan

The following description of the First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all full-time employees of First Federal Savings Bank of Lake County (the "Bank"), a wholly-owned subsidiary of FFLC Bancorp, Inc. (the "Company"), who are age eighteen or older. Employees may begin participating in the Plan the first month after their hire date, however they do not become eligible for Bank Matching, Safe Harbor or ESOP contributions discussed below until they complete one year of service. The Plan is designed to comply with the regulations of the Internal Revenue Code of 1986, as amended (the "IRC") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is sponsored and administered by the Bank. The Bank has engaged The Pentegra Group ("Pentegra") to be the Plan's third-party administrator. The Bank of New York is the Plan's trustee.

Contributions. Each year, participants may contribute pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Bank provides three separate contributions to the Plan: (i) a contribution to all eligible employees of the Bank calculated as a percentage of salaries ("Safe Harbor" contribution) (ii) a 401(k) matching contribution to participants who contribute compensation to the Plan ("Matching" contribution) and (iii) a profit sharing contribution mainly invested in Company stock based on a percentage of the Company's estimated net income ("ESOP" contribution).

All of the contributions are determined and approved annually by the Bank. The Bank's current Safe Harbor contribution is 3% of pretax compensation. The Bank's current Matching contribution is 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, the Bank made quarterly ESOP contributions which currently approximates 4% of the Company's estimated annual net income. Employee deferrals and the Bank's Safe Harbor and Matching contributions are invested ratably in the investment options (twelve mutual funds managed by Barclays Global Investors or the Employer Stock Fund) selected by the participants and the Bank's ESOP contribution is invested in the ESOP Fund. The Employer Stock Fund and the ESOP Fund are managed by the Bank's Retirement Committee and mainly invest in the Company's common stock through open-market transactions. All contributions are subject to the vesting guidelines discussed below. The participant and employer contributions are also subject to certain Internal Revenue Service ("IRS") limitations. Employees may change their investment options at any time.

(continued)

(1) Description of the Plan, Continued

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their voluntary contributions, including amounts transferred into the Plan from other qualified employee benefit plans, plus actual earnings thereon. Participants are also immediately vested in the Bank's Safe Harbor contributions and earnings thereon. Before the Plan amendment effective March 1, 2002, vesting in the Bank's Matching and ESOP contributions and earnings thereon was based on completion of five years of continuous service as defined in the Plan. A participant was 100% vested in the entire account after five years of credited service.

The Plan was amended effective March 1, 2002, to change the vesting schedule to the following:

Years of service	Vesting %
Less than two years	0%
Two years	25%
Three years	50%
Four years	75%
Five or more years	100%

Participant Loans. Participants may borrow from their vested fund accounts subject to certain limitations.

Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant and the designated beneficiary. For termination of service for other reasons, a participant may receive the vested interest in his or her account as a lump-sum distribution.

Voting Rights. Each participant is entitled to exercise voting rights attributable to the Company's shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee will vote any allocated share for which instructions have not been given by a participant in the same proportion as shares for which the trustee has received voting instructions for.

Forfeited Accounts. Forfeited accounts are periodically reallocated to the remaining participants based on a percentage of a participant's annual salary to total participants' annual salaries. At December 31, 2002 and 2001, unallocated forfeited accounts included in Plan assets totaled $104,155 and $6,755, respectively.

(continued)

(2) Summary of Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Common stock is valued at quoted market prices. Mutual funds are valued at quoted unit values determined by the mutual fund manager which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

Employer Contributions Receivable. Employer contributions receivable consists of fourth-quarter Bank ESOP contributions not made until the following Plan year based on estimated net income achieved by the Company during the current Plan year.

(continued)

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Notes to Financial Statements, Continued

(3) Investments

Investments that represent 5% or more of Plan's net assets are separately identified in the following table:

	Fair Value At December 31,	
	2002	**2001**
Shares of FFLC Bancorp, Inc. common stock:		
ESOP Fund	$ 10,531,681	7,613,756
Employer Stock Fund	97,226	33,553
Total FFLC Bancorp, Inc. common stock	$ 10,628,907	7,647,309

During the year ended December 31, 2002, the Plan's investments (including investments bought, sold, matured and held during the year) appreciated (depreciated) in value by $3,033,384 as follows:

	Amount
Investments:	
Common stock	$ 3,174,841
Mutual funds	(141,457)
	$ 3,033,384

(4) Plan Fees

Fees charged by the Bank of New York and Pentegra for managing and investing the Plan's assets are paid by the Plan. These administrative fees totaled $60,673 for the year ended December 31, 2002.

(continued)

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Notes to Financial Statements, Continued

(5) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

The IRS has determined and informed the Bank by a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

(7) Summary of Changes in ESOP Fund

As provided in the Plan, participants may direct the investment of employee contributions, Bank Matching contributions and Bank Safe Harbor contributions among various investment choices in the Plan. Only Bank ESOP contributions would be considered "nonparticipant-directed" investments as these funds are invested in the ESOP Fund, which primarily invests in the common stock of the Company. The significant changes in the ESOP Fund during the year ended December 31, 2002 were as follows:

Balance at January 1, 2002 [1]	$ 7,676,355
Employer contributions [3]	336,706
Net appreciation in fair value	3,068,900
Dividends	202,064
Benefits paid to participants	(509,039)
Balance at December 31, 2002 [2][3]	$ 10,774,986

(1) Includes $7,613,756 in common stock, $22 in money-market mutual funds and $62,577 in accrued employer contributions.

(2) Includes $10,531,681 in common stock, $156,215 in money-market mutual funds and $87,090 in accrued employer contributions.

(3) Includes fourth quarter 2002 accrued contribution.

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Schedule of Assets Held for Investment Purposes

At December 31, 2002

Information Furnished Pursuant to Item 4i of Schedule H, Form 5500

Identity of Issue, Borrower Lessor or or Similar Party	Description of Investment	Current Cost	Market Value
FFLC Bancorp, Inc.:			
ESOP Fund	Common stock	$ 5,606,571	10,531,681
Employer Stock Fund	Common stock	77,278	97,226
		5,683,849	10,628,907
Mutual funds, managed by Barclays Global Investors:			
Money Market Fund	Mutual funds	216,508	216,508
Stable Value Fund	Mutual funds	492,762	528,849
Government Bond Fund	Mutual funds	108,079	124,904
S&P 500 Stock Fund	Mutual funds	440,951	331,387
S&P 500 Value Stock Fund	Mutual funds	131,804	103,522
S&P 500 Growth Stock Fund	Mutual funds	134,750	108,687
S&P 500 Midcap Stock Fund	Mutual funds	322,119	288,484
Russell 2000 Stock Fund	Mutual funds	59,551	50,470
International Stock Fund	Mutual funds	28,365	23,885
Income Plus Fund	Mutual funds	69,525	69,496
Growth and Income Fund	Mutual funds	48,848	44,624
Growth Fund	Mutual funds	54,944	43,665
		2,108,206	1,934,481
Participant loans	Rates ranging from 5.25% to 10.50%	47,587	47,587
Total investments		$ 7,839,642	12,610,975

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2003

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN



Stephen T. Kurtz
President and Chief Executive Officer of First Federal Savings Bank

CONSENT OF HACKER, JOHNSON & SMITH PA

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-53362) pertaining to the First Federal Savings Bank of Lake County Employee Stock Ownership Plan and 401(K) Plan (the "Plan") of our report dated April 4, 2003 with respect to the financial statements and supplemental schedule of the Plan at December 31, 2002 and 2001 and for the year ended December 31, 2002 included in the Form 11-K.



HACKER, JOHNSON & SMITH PA
Tampa, Florida
June 18, 2003

906 CERTIFICATION

EXHIBIT 99.0

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of FFLC Bancorp, Inc. a Delaware corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 20, 2003



Stephen T. Kurtz
President and Chief Executive Officer

Dated: June 20, 2003



Paul K. Mueller
Chief Financial Officer